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                                  EXHIBIT 4.1

Resolutions adopted by the Board of Directors of the Company on January 19, 1999 establishing the Plan:

               RESOLVED that it would be in the best interest of the Company to, and the Board hereby does, adopt a policy with regard to ownership of shares of Company stock by outside members of the Board; and

               RESOLVED FURTHER that pursuant to such policy: (i) 1,000 shares of Aztec stock, or if less, Aztec shares having a market value of $15,000.00, shall be granted to each new outside board member upon his or her election to the Board, whether such election is held by the Board during a fiscal year or is held by the shareholders of the Company at a meeting called for the purpose of electing directors,
          (ii) 500 shares of Aztec stock shall be granted to each outside member of the board after each annual meeting of the shareholders after which he or she continues to serve on the Board, until each board member has been granted 5,000 shares, inclusive of shares, if any, granted under
          (i) above, and (iii) each member of the Board shall be required during his or her tenure on the Board to hold a number of shares of Aztec stock that is at least equal to one-half the number of shares obtained through the direct stock grants made pursuant to (i) and (ii) above.